[Baker & McKenzie LLP Letterhead]
August 14, 2008
VIA EDGAR AND FACSIMILE
Jeffrey P. Riedler, Esq.
Assistant Director
Sebastian Gomez Abero, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northfield Laboratories Inc. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed August 13, 2008 File No. 0-24050
Gentlemen:
     We refer to your letter of August 13, 2008 setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 2”) filed by Northfield Laboratories Inc. (“Northfield”) with the Commission on August 13, 2008 (File No. 0-24050).
     This letter and an amendment to an Amendment No. 3 to Preliminary Proxy Statement (“Amendment No. 3”) are being filed today with the Commission via EDGAR. In addition, we are delivering via facsimile a copy of this letter together with a copy of the applicable page of Amendment No. 3 marked to indicate changes from Amendment No. 2 as filed on August 12, 2008.
     The Staff’s comments, indicated below in bold, are followed by responses on behalf of Northfield. All references to page numbers in the responses are to pages in the marked copy of Amendment No. 3.
Executive Compensation, page 10
Summary Compensation Table, page 12
We note your response to our prior comment 1 and the related changes to the preliminary proxy statement. With respect to the compensation for year 2006, you must either disclose all amounts in accordance with the new rules or omit all information relating to that year. You may not disclose some amounts in accordance with the new rules (for example, salary and bonus) and omit others (option awards). Please revise the Summary Compensation Table accordingly.
We have revised the Summary Compensation Table on page 12 of Amendment No. 3 in response to this comment to omit the compensation information for Northfield’s 2006 fiscal year.
* * * * *
     Should you have any questions regarding this letter or the Amendment, please contact the undersigned at (312) 861-3730 or Christopher Bartoli at (312) 861-8676.

Sincerely
/s/ Craig A. Roeder
Craig A. Roeder

cc:	Jack J. Kogut
Senior Vice President Administration
Northfield Laboratories Inc.
1560 Sherman Avenue
Suite 1000
Evanston, Illinois 60201-4880